Universal Movers Corporation

125 Beech Hall Road

London, Greater London E4 9NN, UK

Telephone No.: +44 20 3734 7531

Email.: shahzad@universal-movers.com

November 26, 2013

VIA EDGAR

Susan Block

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Universal Movers Corporation

       Amendment No. 1 to Registration Statement on Form S-1

       Filed on or about November 26, 2013

       File No. 333-191904

Dear Ms. Susan Block:

Pursuant to the staff's comment letter dated November 21, 2013, we respectfully submit this letter on behalf of Universal Movers Corporation, a Nevada corporation (the "Company").

Amendment No. 1 to the Company's Form S-1 was filed with the Securities and Exchange Commission (the "Commission") via EDGAR on or about November 26, 2013.

The staff's comments are reproduced in bold in this letter, and the Company's responses to the staff's comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Company response: The Company confirms that we have not, nor has anyone on our behalf made any written communications to potential investors, as defined in Rule 405 under the Securities Act.

2. Please update the financial statements, if necessary, to comply with Rule 8-08 of Regulation S-X.

Company response: Under Regulation S-X, the Company is not required until February 15, 2014, to update its financial statements to include the fiscal quarter ending December 31, 2013 . But the company confirms and will update its financial statements when necessary to comply with Rule 8-08 S-X.

3. A currently dated consent of the independent registered public accountant should be included as an exhibit to any future amendments to the Form S-1 registration statement.

Company response: An updated consent has been included within this filing.

Cover Page of Prospectus

4. Please disclose that the company is a “shell company” as defined by Rule 405 under the Securities Act of 1933. In addition, please add a risk factor that discloses that the Securities Act Rule 144 safe harbor is not available for the resale of any restricted securities issued by a shell company and discuss the potential effect on your ability to attract additional capital through unregistered offerings.

Company response: The company has added the following disclosure on page 3:

"We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Because we are a shell company, the Rule 144 safe harbor is not available for the resale of any restricted securities issued by us in any subsequent unregistered offering.  This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities."

The company has added the following risk factor on page 11:

"Because we are a shell company, it will likely be difficult for us to obtain additional financing by way of private offerings of our securities.

We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations. Accordingly, the holders of securities purchased in private offerings of our securities we make to investors will not be able to rely on the safe harbor from being deemed an underwriter under SEC Rule 144 in order to resell their securities. This will likely make it more difficult for us to attract additional capital through subsequent unregistered offerings because purchasers of securities in such unregistered offerings will not be able to resell their securities in reliance on Rule 144, a safe harbor on which holders of restricted securities usually rely to resell securities."

5. Please clarify in the third paragraph that you have only one officer. In this regard, we note that you use the word “sole” to describe your director, but not your officer. Please similarly revise throughout for consistency.

Company response: The company acknowledges this comment and has added the word "sole" in the third paragraph and has also revised the inconsistencies throughout the document.

Prospectus Summary, page 5

6. We note your disclosure on page 9 that your sole officer will devote approximately 20 hours per week to your business. Please revise your summary to discuss your sole officer’s and director’s reasons for pursuing public company status at this time in the company’s development and with limited time and attention from your sole officer and director. Discuss the advantages and disadvantages of doing so, including your sole officer’s and director’s estimate of the increased expenses of publicly reporting. For example, we note that the expenses for this offering are approximately $10,000 and that this amount exceeds your current assets.

Company response: The company has added the following disclosure to page 6:

"The reasons of our sole officer and director to make the Company become a public company is based on his subjective belief that potential investors are more inclined to invest in the Company if the Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which provides investors with updated material information about the Company and the ability of the Company’s investors to resell securities through the facilities of the securities markets, assuming the Company finds a market maker in order to have its shares of common stock quoted on the OTC Bulletin Board or the OTCQB tier of the OTC Markets. Our sole officer and director believes that the disadvantages of becoming a public company are the continuing reporting costs of being a reporting issuer under the Exchange Act which he estimates will be $15,000 throughout the year and the reluctance of persons qualified to serve as directors of the Company because of a director’s exposure to possible legal claims."

7. Consistent with your disclosure on page 8 and elsewhere, please disclose in the summary that you require a minimum of $45,000 to implement your business plan over the next 12 months. Further, please clarify if the disclosure on page 6 indicating a plan to raise additional funding by way of private debt or equity financing assumes you raise less than $45,000 through this offering, or if you plan to seek additional funding beyond the minimum required by your plan regardless of the amount raised through this offering.

Company response: The company acknowledges this comment and has made changes in the disclosures on page 8 and page 20.  The company has also made changes to the disclosure on page 6 and would also like to clarify the disclosure on page 6 indicating a plan to raise additional funding by way of private debt or equity financing "is to seek for additional funding beyond the minimum required by our plan regardless of the amount we raise through this offering."

8. Please revise to disclose your monthly “burn rate” and how long you anticipate your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

Company response: The company has added the following disclosure on page 8.

"The company's monthly burn rate currently is $500. We anticipate at the current rate the capital will only last us for two quarter's as we have to pay for the ongoing cost of being a reporting issuer under the Securities Exchange Act. Shahzad Ahmed our sole officer and sole director has agreed to loan us the funds for use to continue keeping our reporting status. Our current cash balance as of November 26, 2013 is $4,646". The company also agrees to update that with any subsequent amendment.

Risk Factors, page 8

9. Please add a risk factor about the risk that a better financed company can provide services identical to yours and may be able to offer such services at a more competitive price. Further, please address the risk that because companies in your industry appear to consist of mostly non-

public companies, a small company in your industry with the added expenses of being a reporting company might have a competitive disadvantage.

Company response: The company has added the following risk factor on page 9:

"A better financed company can provide services identical to ours and may be able to offer such services at a more competitive price.

We will face immense competition from well-established companies and small independent companies likes our self because those companies will have been in business longer than us and will be better financed companies that can provide services identical to ours and may also be able to offer such services as us at a more competitive price. We will also have a more difficult time to obtain customer's as the customer's will be more inclined to use the services of a well financed company that can offer the same services as us. Companies in our industry appear to consist of mostly non-public companies. A small company like ours in this industry with the added expenses of being a reporting company under the Securities Exchange Act will have a competitive disadvantage to non-public company as they won't have the expenses of being a reporting company and can use that money to better finance themselves."

10. Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary.

Company response: The company has added the following risk factor on page 9:

"It may not be possible for you to have adequate internal controls because Shahzad Ahmed our sole officer and sole director occupies all of the corporate positions.

Because our sole officer and sole director Shahzad Ahmed currently occupies all of the corporate positions, it will not be possible for you to have adequate internal controls. Our sole officer and sole director will have full control over any corporate action the company takes. Because our sole officer and sole director Shahzad Ahmed, currently occupies all of the corporate positions there may not be any funds available for net income because he will be able to determine his salary and perquisites with the funds."

11. Mr. Ahmed appears to reside outside of the United States. Please add a risk factor discussing the difficulties shareholders may have in bringing actions or enforcing judgments against your sole officer and director. See Item 503(c) of Regulation S-K.

Company response: The company has added the following risk factor on page 10:

"Because our principal assets are located outside of the United States and Shahzad Ahmed our sole officer and sole director, resides outside of the United States, it may be difficult for any investor to enforce any right based on United States Federal Securities Laws against us and/or Mr. Ahmed, or to enforce a judgment rendered by a United States court against us or Mr. Ahmed.

Our principal operations and assets are located outside of the United States, and Shahzad Ahmed, our sole officer and sole director is a non-resident of the United States.  Therefore, it may be difficult to effect service of process on Mr. Ahmed in the United States, and it may be difficult to enforce any judgment rendered against Mr. Ahmed.  As a result, it may be difficult or impossible for an investor to bring an action against Mr. Ahmed, in the event that an investor believes that such investor’s rights have been infringed under the U.S. securities laws, or otherwise.  Even if an investor is successful in bringing an action of this kind, the laws of United Kingdom may render that investor unable to enforce a judgment against the assets of Mr. Ahmed. As a result, our shareholders may have more difficulty in protecting their interests through actions against our management, director or major shareholder, compared to shareholders of a corporation doing business and whose officers and directors reside within the United States.

Additionally, because of our assets are located outside of the United States, they will be outside of the jurisdiction of United States courts to administer, if we become subject of an insolvency or bankruptcy proceeding. As a result, if we declare bankruptcy or insolvency, our shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if our assets were to be located within the United States under United States bankruptcy laws."

Because our current president has other business interests, page 9

12. Please expand this risk factor to briefly discuss the other business activities of your sole officer and director, and the existence of any potential conflict of interests that exist in relation to those other activities.

Company response: The company has revised and expanded the following risk factor on page 10 by adding "The other business activities of our sole officer and sole director are event promotion.  Our sole officer and sole director will devote full time to us upon the effectiveness of this registration statement.  Shahzad Ahmed, our sole officer and sole director has no potential conflict of interest in relation to his other activities."

The company has also removed the following text from the disclosure: "While he presently possesses adequate time to attend to our interest, it is possible that the demands on him from other obligations could increase, with the result that he would no longer be able to devote sufficient time to the management of our business."

Current management’s lack of experience, page 9

13. Please clarify here and on page 24 what you mean by Mr. Ahmed working as a “driver/swamper” and what you mean that such work was on a “casual basis.”

Company response: The company has removed driver/swamper and casual basis from the document.

We intend to become subject to the periodic reporting requirements, page 9

14. Please provide an estimate of the additional costs you expect to incur as a public company and address any risk of the ability of your company to absorb such costs.

Company response: The company has added the following disclosure on page 11. "We estimate our additional costs that we will incur as a public company will be $15,000 yearly and we will be able to absorb these costs when we start making revenue."

Because there is no minimum proceeds the Company can receive, page 11

15. Please quantify what you mean by “sufficient capital” to implement your planned operations.

Company response: The company has removed the words "sufficient capital" and replaced it with "$60,000" on page 13.

Description of Business, page 18

16. You state that if you do not generate any revenue, you may need a minimum of $15,000 of additional funding to pay for legal and accounting fees and for costs associated with SEC filing requirements, and that although Mr. Ahmed has agreed to loan you funds, he has no legal obligation to do so. Please discuss how you plan to fund these filing requirements if you do not generate any revenue and Mr. Ahmed does not loan you funds.

Company response: The company has added the following disclosure on page 20 under the section organization within the last five years:

"If we do not generate any revenue, we need a minimum of $15,000 of additional funding to pay for legal and accounting fees and for costs associated with Securities Exchange Commission filing requirements, and that although Mr. Ahmed has agreed to loan us the funds, he has no legal obligation to do so.  If we do not generate any revenue and Mr. Ahmed does not loan us the funds, we will try to secure a bank loan or have a private offering of our shares.  But so far Mr. Ahmed has agreed to loan us the funds till we don't start to make revenue."

17. Please disclose your estimated start-up expenses, list the items you must acquire prior to commencing operations, and provide a timeline for the acquisition of each of the start-up items.

Company response: The company has added the following disclosure on page 21.

"We estimate our start-up expense to be $35,000 before we commence our operations.  The items we need to acquire prior to commencing our operations are as follows.  In the initial three months after completing our public offering we will setup up an office and a small storage facility for operations and storage.  In the next three months upon completion of securing a storage facility, we plan to buy used or lease a 5 ton truck, purchase insurance for our truck, our storage facility, our employees and for our customers belongings we move. After that we plan to purchase the following moving equipments; Trolleys, safety belts, blankets, bubble wrap, moving cardboard boxes, platform dollies, straps, and tape. The estimated time to complete all this and commence our operations is six months from the time we complete our public offering."

18. Please provide information regarding competitive business conditions and your competitive position in your industry. Refer to Item 101(h)(4)(iv) of Regulation S-K.

Company response: The company has added the following disclosure on page 22:

"Competition

Our competitors will include all of the London, UK companies providing moving and storage services in London, UK. We will not be differentiating ourselves from the other moving and storage companies, but merely competing with them. The moving and storage industry is very competitive, and may be difficult to break through. Our competitive position within the industry is small in light of the fact that we have not started our operations. Older, well-established companies, companies with substantial customer bases, longer operating histories and better financial positions currently attract customers. Since we have not started operations, we cannot compete with them on the basis of reputation. We do expect to compete with them on the basis of the quality of the moving and storage services that we intend to provide. There can be no assurance that we can maintain a competitive position against current or future competitors, particularly those with greater financial, client database, and other resources.  Our failure to maintain a competitive position within the market could have a material adverse effect on our business, financial condition and results of operations. At this time, our principal method of competition will be to provide the same moving and storage services at a lower cost than our competitors can."

General, page 19

19. We note the disclosure in the fourth paragraph of this section regarding the agreement by Mr. Ahmed to loan funds to the Company. Please further clarify that there is no guarantee that he will continue to do so.

Company response: The company has added the following disclosure in the fourth paragraph of this section. "and there is also no guarantee that he will continue to loan funds to the company in the future as well."

Services Description, page 19

20. Please disclose the geographic market you intend to serve in regards to your moving services and where you intend to secure a storage facility. Similarly, please disclose the geographic market you intend to serve in your prospectus summary.

Company response: The company has added the following disclosure in the service description on page 21 and in the prospectus summary on page 5:

"We intend to provide our moving and storage services to resident and commercial areas in London, UK, and also plan to secure a storage facility upon the completion of our public offering in London, UK, as well. "

21. Please clarify how many employees you anticipate needing in order to begin offering moving and storage services, whether you intend to hire permanent or temporary employees or independent contractors, and how you intend to handle the compensation costs associated with such employees.

Company response: The company has removed the following text from the services description on page 21: " We plan to purchase or lease out more 5 ton trucks and hire employees once we start making revenue and building a customer base."

The company has added the following disclosure under the service description on page 21:

"We plan to hire no employees in the initial stages of developing our business as Shahzad Ahmed, our sole officer and sole director plans to do all the initial moving and storage services himself.  He plans to hire temporary employees on a needed basis as the business is starting off and he is trying to market the services to potential customers.  Upon having our business established and having regular customers, the company plans to hire three fulltime employees and two temporary employees who will be called in to work if there is more work load than the other employees can handle.  We plan to handle our employees compensation costs by paying them per hourly rate as with the industry standard.  We also plan to lease out more 5 ton tucks as the business gets established and we get more moving and storage contracts."

Marketing Our Services, page 19

22. It appears that your website is still under construction. If true, please revise this section to discuss the anticipatory nature of the website operations, as well as providing greater detail regarding the expected timeline and costs to complete the website.

Company response: The company has added the following disclosure under marketing our services on page 21:

"Our website is currently under construction. We have only registered our domain www.universal-movers.com.  We will be using our website to promote our services.  Our website will display all of our services that we will provide, it will also display the charges we will charge per millage or per hour for our services that we provide. We also will have a "request a quote" page where a potential customer will be also to find out how much it will cost them to use our services. We plan to have our website up and running by the seventh month after our completion of our public offering and we estimate our website will cost us around $2,500 to complete at the most."

Employees, page 20

23. Please reconcile your disclosure here that you have no employees and that your officer is a non-employee officer, with your disclosure on page 25 that Mr. Ahmed is your only employee.

Company response: The company has made changes on page 22 under employees section and on page 27 under significant employees and consultants.

Insurance, page 20

24. Please briefly discuss the insurance that you anticipate securing prior to commencing operations and provide an estimate of the cost of such insurance.

Company response: The company has made changes on page 22 under the insurance section.

Offices, page 20

25. Please provide a description of the suitability, adequacy, and extent of utilization of the facilities by the company. See Instruction 1 to Item 102 of Regulation S-K. We note that there have been no expenses associated with the office you maintain. To the extent such office space is provided to you at no cost by a related party, please disclose your rent arrangement here and in the related party transactions section on page 26.

Company response: The company has responded to this comment by making changes on page 22 under the offices section and on page 29 under the related party transactions section.

Management’s Discussion and Analysis, page 21

Plan of Operation, page 21

26. We note your disclosure that you do not believe your cash balance is sufficient to fund your limited operations beyond one year. If true, please clarify that without raising additional funds your current cash balance will not even last a year once you are a public company. Please also disclose how long your present capital will last at your current burn rate.

Company response: The company has added the following disclosure on page 24:

"If we do not raise additional funds our current cash balance will not even last a year once we are a public company.  We anticipate at the current burn rate of $500 a month our capital will only last us for two quarter's as we have to pay for the ongoing costs of being a reporting issuer under the Securities Exchange Act."

27. In describing the activities that you plan to engage over the 12 months following the completion of the offering, please provide an estimate of the anticipated costs associated with each activity that reconciles with the disclosure from your use of proceeds section on page 14. In this regard, to the extent you discuss future plans or operations, the discussion should be balanced to discuss the time frame, the steps involved, and the associated costs with each step.

Company response: The company has responded to the SEC comment by making changes on page 24 under the plan of operation section outlining the time frame, steps involved and cost with each step.

28. It appears from the disclosure on page 22 that you intend to set up a small storage facility in the first, second, or third months after the offering, and will purchase a truck and moving equipment in the fourth, fifth or sixth months, but that you do not plan to offer your full services until the tenth, eleventh, or twelfth months. Please clarify if this is true, and if so add a risk factor to discuss the risks associated with acquiring equipment and facilities in advance of placing them into services. To the extent you intend to begin offering limited moving and storage services prior to the tenth, eleventh, or twelfth months, please revise to clarify this in your disclosure and discuss if and how such services will differ from the services you will offer when fully in business.

Company response: The company has made changes in the plan of operations section on page 24 to disclose that the company plans to begin providing its moving and storage services upon purchasing of moving equipment, purchasing or leasing of 5 ton tuck and purchasing of insurance.  Therefore the company does not need to add a risk factor to discuss the risks associated with acquiring equipment and facilities in advance of placing them into services.

Directors, Executive Officers, Promoters, and Control Persons, page 24

29. We note from your disclosure on page 9 that Mr. Ahmed is involved in other business activities. Please revise to disclose any such current activities or other sources of employment during the past 5 years. Please also disclose the name and principal business of any organization in which occupations and employment were carried on over the past 5 years, including the month and year in which each such employment began and ended. Further, please disclose here that he devotes approximately 20 hours per week to your business.

Company response: The company has revised the disclosure on page 27 outlining Mr. Ahmed's employment history for the past 5 years.  The company has also disclosed that he currently devotes approximately 20 hours per week to our business and will devote fulltime to our business upon the effectiveness of this registration statement.

Please contact our legal counsel, Thomas E. Puzzo, Esq., at (206) 522-2256 and at tpuzzo@msn.com, with any questions or comments.

Sincerely,

/s/ Shahzad Ahmed

Universal Movers Corporation

Shahzad Ahmed

President